                                                                      Exhibit 12


Computation of Ratio of Earnings to Fixed Charges
(amounts in millions except ratios)

                                                                              Nine Months Ended           Year Ended
                                                                                September 30,             December 31,
                                                                                   2002                      2001
                                                                              -----------------           -------------
Income (loss) before income taxes, minority interests, equity
     income and extraordinary item                                                $   0.4                   $  111.9
Add (deduct) earnings of less than 50% owned affiliates (net of distributed earnings) included in pretax income Add
     losses of less than 50% owned affiliates included
     in pretax income
Add fixed charges, net of capitalized interest                                       61.2                       69.9
Add previously capitalized interest amortized during the period                       0.2                        0.1
                                                                                  -------                    -------
Earnings                                                                          $  61.8                  $   181.9
Gross interest expense including capitalized interest plus
    amortization of capitalized fees (fixed charges)
                                                                                  $  66.4                  $    80.2
Ratio of earnings to fixed charges(1)                                                  --                        2.3


(1) Earnings were inadequate to cover fixed charges for the nine months ended September 30, 2002 by $4.6 million.